Filed Pursuant to Rule 433

Registration No. 333-249475-02

Ameren Illinois Company

Pricing Term Sheet

November 8, 2022

Issuer:	Ameren Illinois Company

Issue:	5.90% First Mortgage Bonds due 2052

Principal Amount:	$350,000,000

Coupon (Interest Rate):	5.90% per annum

Maturity Date:	December 1, 2052

Benchmark Treasury:	2.875% due May 15, 2052

Benchmark Treasury Price:	76–13

Benchmark Treasury Yield:	4.292%

Spread to Benchmark Treasury:	+163 basis points

Re-offer Yield:	5.922%

Offering Price (Issue Price):	99.691% of the principal amount

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2023

Optional Redemption:	Prior to June 1, 2052 (the “Par Call Date”) redeemable at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the First Mortgage Bonds to be redeemed matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 25 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the First Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable at any time at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Expected Ratings (Moody’s/S&P)*:	A1 (Stable) / A (Stable)

Trade Date:	November 8, 2022

Settlement Date:	November 22, 2022 (T+9)**

CUSIP / ISIN:	02361D AZ3 / US02361DAZ33

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC TD Securities (USA) LLC PNC Capital Markets LLC

Co-Managers:	KeyBanc Capital Markets Inc. Scotia Capital (USA) Inc. Cabrera Capital Markets LLC Drexel Hamilton, LLC MFR Securities, Inc. Mischler Financial Group, Inc.

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated November 8, 2022.

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**	It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about the Settlement Date specified above, which will be the ninth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the First Mortgage Bonds initially are expected to settle in T+9, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, (ii) Goldman Sachs & Co. LLC toll free at 1-866-471-2526, (iii) RBC Capital Markets, LLC toll-free at 1-866-375-6829 or (iv) TD Securities (USA) LLC toll-free at 1-855-495-9846.

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